FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 5, 2006

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

PETROBRAS ENERGIA SIGNED AN ASSOCIATION AGREEMENT TO PERFORM EXPLORATION ACTIVITIES IN THE ARGENTINE SEA

Buenos Aires, May 5, 2006 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces that Petrobras Energía S.A. (Buenos Aires: PESA) has signed an Association Agreement with Energía Argentina S.A. (Enarsa), YPF S.A. and Petrouruguay S.A., whereby a consortium was created for the exploration, development, production and marketing of hydrocarbons from two offshore areas called ENARSA 1 (E1) and CCM2. These areas are located approximately 250 km east of the city of Mar del Plata, at the Colorado Marina basin, in deep waters on the Argentine continental shelf.

Petrobras Energía S.A. has a 25% interest in the consortium while Enarsa, YPF S.A. and Petrouruguay S.A. hold a 35%, 35%, and 5% interest, respectively.

Petrobras Energía S.A., YPF S.A. and Petrouruguay S.A. are responsible, in proportion to their interest, to contribute the funds necessary to finance the investment corresponding to Enarsa during the exploration stage. In the event a commercial discovery is made, Enarsa will reimburse Petrobras Energía S.A., YPF S.A. and Petrouruguay S.A. the funds received.

During 2006 the Consortium is planning to perform 3D seismic works, with investments amounting to about US$20 million and the application of state-of-the-art technology. According to the seismic survey results, drilling of exploratory wells may require investments of approximately US$ 30 to 50 million per well. This project implies a challenge for the Consortium both in technical and economic terms and offers a great opportunity for Argentina to increase hydrocarbon reserves.

Petrobras Energía S.A. applies the technology and know-how developed by Petrobras, a world leader in offshore exploration and a pioneer in deep and ultra-deep water operations. Petrobras’ renowned leadership in this field represents a major support for this project. Petrobras operates the world’s largest number of offshore oil and gas production systems.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 05/05/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney